Sudbury Joint Venture Generates $ 5.0 Million Cash Operating
Profit in Its Initial Quarter of Commercial Operations

TORONTO: April 21, 2004 –FNX Mining Company Inc. (FNX – TSX/AMEX) is pleased to report that the Sudbury Joint Venture (“SJV”) generated a cash operating profit of $5.0 million in its initial quarter of commercial operations from Phase 1 Production at its Sudbury Basin properties located in northeastern Ontario, Canada.

The operating results in this news release represent 100% interest in the Sudbury Joint Venture, which is owned 75% by FNX (exploration operator) and 25% by Dynatec Corporation (mining operator).

Estimated revenue during the reporting period was $9.5 million from 36,725 tons of nickel ore and 2,814 tons of copper-precious metal ore for average estimated revenue of $240 per ton of ore.  Estimated mining, processing and treatment costs totaled $4.5 million or $114 per ton of ore for a cash operating margin of $126 per ton.

The SJV’s estimated cash cost per pound of nickel, net of by-product credits, was US $ 2.69. This is lower than the 2004 average planned cost of US$ 2.98/lb due to lower than forecast operating costs and higher realized by-product metal prices.

The average commodity prices realized during the period also exceeded the SJV’s 2004 forecast of US$5.00/lb of nickel and US $1.00/lb of copper. The average price realized for nickel was US $6.65/lb and for copper was US $1.20/lb. The prices for cobalt, platinum, palladium and gold also exceeded the 2004 plan.

The average grade of the ore delivered to the custom mill during the reporting period met or exceeded the 2004 planned grade. The average grade of the nickel ore delivered during the reporting period was 1.9% Ni, 0.3% Cu and 0.06% Co.  The copper-precious metal ore averaged 6.8% Cu, 0.8% Ni and 0.14 oz/ton platinum + palladium + gold.  In total, 952,342 lbs of nickel and 509,893 lbs of copper were attributed to the SJV’s account during the reporting period.

Daily production has incrementally increased since the beginning of the year and the SJV’s Phase 1 Production is on schedule to achieve its planned 1,000 tons per day production target by mid-2004. February and March 2004 total ore deliveries of 47,000 tons represent 119% of first quarter’s total production of 39,539 tons. On-going development in the Inter Main Deposit has completed the footwall ramp between the 950 and 1450 Levels and accessed the Deposit on the 1150 Level, which will allow development of new mining faces and a sustainable increase in the daily production rate.

The SJV forecasts Phase 1 Production at the McCreedy West Mine during 2004 to be about 300,000 tons of ore with payable metal of 7.0 million pounds of nickel and 3.7 million pounds of copper.  FNX continues to forecast that average commodity prices, revenues and operating costs for 2004 will approach the SJV’s 2004 plan.

Terry MacGibbon, President and CEO of FNX Mining noted, “We are very pleased that the SJV achieved such a significant cash operating profit in its first quarter of commercial operations. These strong results are a tremendous tribute to the dedication and effort of the SJV employees and the FNX and Dynatec support staff. The 2004 Q1 cash operating costs and the cash cost per pound of nickel are impressive considering that we have only been in commercial operation for three months and are still producing a mixture of development and production ore. The SJV will continue to incrementally increase its daily production rate and we are confident that we will achieve our 1000 ton per day target by mid-year.”

He further stated “Going from exploration start-up to production in just 14 months has allowed FNX to participate in the current bull mining market and to realize strong commodity prices. We intend to continue to take advantage of the bull market and to grow our company by increasing production at the McCreedy West Inter Main Deposit and fast tracking our feasibility studies at the McCreedy West PM Deposit, Levack Mine and Norman Property.”

The SJV declared Phase 1 Commercial Production at its McCreedy West Mine on January 1, 2004. The SJV 2004 First Quarter operating results in this release represent the SJV’s mining and processing activities that took place in the three-month period from November 1, 2003 to the end of January 2004. This reflects the fact that the SJV recognizes nickel, copper and gold revenue plus production and operating costs two months after actual delivery of its ore to the custom mill. For example, the SJV’s production, revenues and costs for November and December 2003 and January 2004 are respectively recognized and accounted for in January, February and March 2004. The revenues for cobalt are recognized after three months and the revenues for platinum and palladium are recognized five months following delivery of the ore to the custom mill. As this is the first quarterly operating report for SJV operations, this release does not contain any comparisons to previous or historical operating reports.

The first $14 million of SJV cash receipts are distributed 60% to FNX and 40% to Dynatec. This threshold is expected to be reached in Q2 2004, after which cash receipts will be distributed 75% to FNX and 25% to Dynatec.

These results have been prepared in accordance with Canadian GAAP but have not been audited. All figures are in Canadian dollars, unless indicated otherwise. FNX will release its interim corporate 2004 First Quarter financial report on or about April 29th.

Sudbury Joint Venture – General

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec Corporation. The SJV properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website “www.fnxmining.com” and refer to FNX’s Annual Information Form dated May 9, 2003.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture’s exploration data and analytical results. Please see the July 16, 2003 press release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. Dynatec is the mine operator for the Sudbury Joint Venture.  Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec’s Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO
Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,